FOR IMMEDIATE RELEASE                       Contact: Guy T. Marcus
May 19, 1998                                         V.P.-Investor Relations
                                                     (214) 978-2691


                       HALLIBURTON SECOND QUARTER DIVIDEND


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that its board of directors has declared a 1998 second quarter dividend of 12.5 cents a share on the company's common stock, payable June 24, 1998 to shareholders of record at the close of business on June 3, 1998.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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                       The Exhibit Index Appears on Page 4